UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

iMedia Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300487105

(CUSIP Number)

Aline V. Drucker

Invicta Media Investments, LLC

3069 Taft Street

Hollywood, FL 33021

(954) 921-2444

With a copy to:

Abby E. Brown, Esq.

Squire Patton Boggs (US) LLP

2550 M Street, Northwest

Washington, DC 20037

(202) 457-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300487105	SCHEDULE 13D/A

1	Name of Reporting Persons Invicta Media Investments, LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

	7	Sole Voting Power - 0 -
Number of
Shares Beneficially	8	Shared Voting Power 1,478,802 (1)
Owned by
Each Reporting	9	Sole Dispositive Power - 0 -
Person With
	10	Shared Dispositive Power 1,478,802 (1)

11	Aggregate Amount Beneficially Owned by Each Person 1,478,802 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.026% (2)

14	Type of Reporting Person OO

(1)   Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (ii) 693,370 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement (as defined below); (iii) 256,000 shares of Common Stock purchased pursuant to the August 2020 Public Offering (as defined below); (iv) 41,024 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants (as defined below); and (v) 88,408 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Invicta Exclusivity Agreement (as defined below) and the Invicta RSU Agreement (as defined below).

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement; and (iii) 353,635 restricted stock units issued pursuant to the Invicta Exclusivity Agreement and the Invicta RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025). Though the warrants are currently exercisable, since the Blocker Limitation (as defined below) could prohibit the Reporting Person from exercising warrants if such exercise would cause the group’s combined beneficial ownership to exceed 19.999%, this table excludes the warrants held by the Reporting Person.

(2)   The percent of class is based on 16,384,402 shares of Common Stock outstanding, as of June 7, 2021, as provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2021. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D/A

1	Name of Reporting Persons Invicta Watch Company of America, Inc.

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Florida

	7	Sole Voting Power - 0 -
Number of
Shares Beneficially	8	Shared Voting Power 1,478,802 (1)
Owned by
Each Reporting	9	Sole Dispositive Power - 0 -
Person With
	10	Shared Dispositive Power 1,478,802 (1)

11	Aggregate Amount Beneficially Owned by Each Person 1,478,802 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.026% (2)

14	Type of Reporting Person CO

(1)   Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (ii) 693,370 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement (as defined below); (iii) 256,000 shares of Common Stock purchased pursuant to the August 2020 Public Offering (as defined below); (iv) 41,024 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants (as defined below); and (v) 88,408 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Invicta Exclusivity Agreement (as defined below) and the Invicta RSU Agreement (as defined below).

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement; and (iii) 353,635 restricted stock units issued pursuant to the Invicta Exclusivity Agreement and the Invicta RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025). Though the warrants are currently exercisable, since the Blocker Limitation (as defined below) could prohibit the Reporting Person from exercising warrants if such exercise would cause the group’s combined beneficial ownership to exceed 19.999%, this table excludes the warrants held by the Reporting Person.

(2)   The percent of class is based on 16,384,402 shares of Common Stock outstanding, as of June 7, 2021, as provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2021. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D/A

1	Name of Reporting Persons Eyal Lalo

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power 9,601 (1)
Number of
Shares Beneficially	8	Shared Voting Power 1,478,802 (2)
Owned by
Each Reporting	9	Sole Dispositive Power 9,601 (1)
Person With
	10	Shared Dispositive Power 1,478,802 (2)

11	Aggregate Amount Beneficially Owned by Each Person 1,488,403

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.084% (3)

14	Type of Reporting Person IN

(1)

Consists of 2,043 restricted stock units awarded on May 2, 2019 and 7,558 restricted stock units awarded on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units awarded on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units awarded on July 12, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(2)

Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (ii) 693,370 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement (as defined below); (iii) 256,000 shares of Common Stock purchased pursuant to the August 2020 Public Offering (as defined below); (iv) 41,024 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants (as defined below); and (v) 88,408 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Invicta Exclusivity Agreement (as defined below) and the Invicta RSU Agreement (as defined below).

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement; and (iii) 353,635 restricted stock units issued pursuant to the Invicta Exclusivity Agreement and the Invicta RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025). Though the warrants are currently exercisable, since the Blocker Limitation (as defined below) could prohibit the Reporting Person from exercising warrants if such exercise would cause the group’s combined beneficial ownership to exceed 19.999%, this table excludes the warrants held by the Reporting Person.

(3)

The percent of class is based on 16,384,402 shares of Common Stock outstanding, as of June 7, 2021, as provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2021. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D/A

1	Name of Reporting Persons Famjams Trading LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power - 0 -
Number of
Shares Beneficially	8	Shared Voting Power 29,469 (1)
Owned by
Each Reporting	9	Sole Dispositive Power - 0 -
Person With
	10	Shared Dispositive Power 29,469 (1)

11	Aggregate Amount Beneficially Owned by Each Person 29,469 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.180% (2)

14	Type of Reporting Person IN

(1)

Consists of 29,469 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Famjams Exclusivity Agreement (as defined below) and the Famjams RSU Agreement (as defined below) and excludes 117,878 restricted stock units issued pursuant to the Famjams Exclusivity Agreement and Famjams RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025).

(2)

The percent of class is based on 16,384,402 shares of Common Stock outstanding, as of June 7, 2021, as provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2021. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D/A

1	Name of Reporting Persons Michael Friedman

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power 9,601 (1)
Number of
Shares Beneficially	8	Shared Voting Power 1,006,491 (2)
Owned by
Each Reporting	9	Sole Dispositive Power 9,601 (1)
Person With
	10	Shared Dispositive Power 1,006,491 (2)

11	Aggregate Amount Beneficially Owned by Each Person 1,016,092

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.202% (3)

14	Type of Reporting Person IN

(1)

Consists of 2,043 restricted stock units awarded on May 2, 2019 and 7,558 restricted stock units awarded on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units awarded on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units awarded on July 12, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(2)

Consists of: (i) 70,000 shares owned by the Friedmans prior to entering into the May 2019 Purchase Agreement (as defined below); (ii) 180,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (iii) 653,348 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement (as defined below); (iv) 73,674 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants; and (v) 29,469 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Famjams Exclusivity Agreement (as defined below) and the Famjams RSU Agreement (as defined below).

This amount excludes: (i) 84,218 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement; and (iii) 117,878 restricted stock units issued pursuant to the Famjams Exclusivity Agreement and the Famjams RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025). Though the warrants are currently exercisable, since the Blocker Limitation (as defined below) could prohibit the Reporting Person from exercising warrants if such exercise would cause the group’s combined beneficial ownership to exceed 19.999%, this table excludes the warrants held by the Reporting Person.

(3)

The percent of class is based on 16,384,402 shares of Common Stock outstanding, as of June 7, 2021, as provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2021. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D/A

1	Name of Reporting Persons Leah Friedman

2	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

	7	Sole Voting Power - 0 -
Number of
Shares Beneficially	8	Shared Voting Power 977,022 (1)
Owned by
Each Reporting	9	Sole Dispositive Power - 0 -
Person With
	10	Shared Dispositive Power 977,022 (1)

11	Aggregate Amount Beneficially Owned by Each Person 977,022 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.963% (2)

14	Type of Reporting Person IN

(1)

Consists of: (i) 70,000 shares owned by the Friedmans prior to entering into the May 2019 Purchase Agreement (as defined below); (ii) 180,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement (as defined below); (iii) 653,348 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement (as defined below); and (iv) 73,674 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants.

This amount excludes: (i) 84,218 warrants issued pursuant to the May 2019 Purchase Agreement and (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement. Though the warrants are currently exercisable, since the Blocker Limitation (as defined below) could prohibit the Reporting Person from exercising warrants if such exercise would cause the group’s combined beneficial ownership to exceed 19.999%, this table excludes the warrants held by the Reporting Person.

(2)

The percent of class is based on 16,384,402 shares of Common Stock outstanding, as of June 7, 2021, as provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2021. See Item 5(a) below for additional information.

CUSIP No. 300487105	SCHEDULE 13D/A

Explanatory Note

This Amendment No. 4 is being filed to correct an error on the cover page of Amendment No. 3, which stated that the Date of Event Which Requires Filing of this Statement was June 9, 2020 instead of the correct date, June 9, 2021. Otherwise, this Amendment No. 4 restates the information previously provided in Amendment No. 3 to the Schedule 13D.

Statement on Schedule 13D/A

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Initial Schedule 13D”) as amended by Amendment No. 1 filed with the SEC on April 24, 2020, Amendment No. 2 filed with the SEC on September 17, 2020 and Amendment No. 3 filed with the SEC on June 23, 2021, as relates to the common stock, par value $0.01 per share (the “Common Stock”), of iMedia Brands, Inc., a Minnesota corporation (the “Issuer”). Amendment No. 3 to the Initial Schedule 13D, as supplemented by this Amendment No. 4, amended Items 1 through 7 as set forth below to give effect to certain restricted stock units issued to Invicta Media (as defined below) and Famjams (as defined below) pursuant to the June 2021 Exclusivity Agreements (as defined below) and the June 2021 RSU Agreements (as defined below).

Item 1. – Security and Issuer

(a)	The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)	The Issuer’s principal executive offices are located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

Item 2.       Identity and Background

(a)	This Schedule 13D/A is filed on behalf of each of the following (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)

(A) Invicta Media Investments, LLC, a Florida limited liability company (“Invicta Media”), (B) Invicta Watch Company of America, Inc., a Florida corporation and the sole member of Invicta Media (“Invicta Watch”), and (C) Eyal Lalo, the controlling shareholder of Invicta Watch and the sole Manager of Invicta Media (“Mr. Lalo”); and

(ii)	(A) Michael Friedman (“Mr. Friedman”) and Leah Friedman (together, the “Friedmans”) and (B) Famjams Trading LLC (“Famjams”), with its President and sole member and manager being Mr. Friedman.

Invicta Media, the Friedmans, and three other investors were parties to that certain Common Stock and Warrant Purchase Agreement, dated May 2, 2019, with the Issuer, which is attached as Exhibit 99.1 to this Amendment (the “May 2019 Purchase Agreement”). In April 2020, Invicta Media and the Friedmans along with Hacienda Jackson LLC entered into a certain Common Stock and Warrant Purchase Agreement, dated April 14, 2020, with the Issuer, which is attached hereto as Exhibit 99.2 (the “April 2020 Purchase Agreement”), to purchase shares of Common Stock and warrants in four tranches, without contingency. Subsequently, in August 2020, Invicta Media participated in the Issuer’s public offering of common stock as described in the Issuer’s Prospectus Supplement, dated August 26, 2020 (the “August 2020 Public Offering”). In June 2021, Invicta Watch entered into a Confidential Vendor Exclusivity Agreement with the Issuer (the “Invicta Exclusivity Agreement”), which is attached hereto as Exhibit 99.3, granting the Issuer an exclusive right to market, promote and sell watches and watch accessories using the Invicta brand names in exchange for restricted stock units issued pursuant to a Restricted Stock Unit Award Agreement (the “ Invicta RSU Agreement”), which is attached hereto as Exhibit 99.4. In June 2021, Famjams also entered into a Confidential Vendor Exclusivity Agreement with the Issuer (the “Famjams Exclusivity Agreement” and together with the Invicta Exclusivity Agreement, the “June 2021 Exclusivity Agreements”), which is attached hereto as Exhibit 99.5, granting the Issuer an exclusive right to market, promote and sell certain products using the Medic Therapeutics and Safety Vital brand names in exchange for restricted stock units issued pursuant to a Restricted Stock Unit Award Agreement (the “Famjams RSU Agreement” and together with the Invicta RSU Agreement, the “June 2021 RSU Agreements”), which is attached hereto as Exhibit 99.6.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement among the Reporting Persons with respect to the joint filing of this Schedule 13D/A and any amendments thereto (the “Joint Filing Agreement”) is filed herewith as Exhibit 99.7.  Neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that they constitute a “group.”

CUSIP No. 300487105	SCHEDULE 13D/A

(b)	The principal business address of Invicta Media, Invicta Watch and Mr. Lalo is 3069 Taft Street, Hollywood, FL 33021.

The Friedmans reside at 1134 E. 23rd Street, Brooklyn, NY 11210. The principal business address of Famjams is 2361 Nostrand Avenue, Suite 803, Brooklyn, NY 11210.

(c)

The principal business of Invicta Media is to invest in interactive video and digital commerce companies that offer merchandise directly to consumers via television, online and mobile devices. The principal business of Invicta Watch is the design and manufacture of Invicta watches and watch accessories. Mr. Lalo’s principal occupation is Chief Executive Officer of Invicta Watch.

The Friedmans are the owners of Sterling Time, LLC, which is the exclusive distributor of Invicta watches and Invicta watch accessories for television home shopping. Mr. Friedman is also the President and sole member and manager of Famjams. The principal business of Famjams is to be a vendor and distributor of consumer goods, including the product brands Medic Therapeutics and Safety Vital.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. – Source and Amount of Funds or Other Consideration

Pursuant to the April 2020 Purchase Agreement, May 2019 Purchase Agreement and the August 20020 Public Offering, each of the following Reporting Persons purchased the shares of Common Stock and the warrants set opposite their name under the “Purchased Under the May 2019 Purchase Agreement”, “Purchased Under the April 2020 Purchase Agreement” and “Purchased Pursuant to the August 2020 Public Offering” columns of the Direct Ownership table included in Item 5(a) below.  The aggregate purchase price paid for such securities and the source of such funds were as follows:

Reporting Person	Aggregate Purchase Price (pursuant to May 2019 Purchase Agreement)	Aggregate Purchase Price (pursuant to April 2020 Purchase Agreement)	August 2020 Public Offering	Source of Funds
Invicta Media Investments, LLC	$3,000,000	$1,500,000	$1,600,000	Working capital
Michael and Leah Friedman	1,350,000	1,500,000	—	Personal funds
Total	$4,350,000	$3,000,000	$1,600,000

Also, as set forth in the Direct Ownership table included under Item 5(a) below:

●

Invicta Media was issued $4.5 million of restricted stock units in exchange for granting the Issuer an exclusive right to market, promote and sell watches and watch accessories using the Invicta brand names pursuant to the Invicta Exclusivity Agreement and the Invicta RSU Agreement.

●

Famjams was issued $1.5 million of restricted stock units in exchange for granting the Issuer an exclusive right to market, promote and sell certain products using the Medic Therapeutics and Safety Vital brand names pursuant to the Famjams Exclusivity Agreement and the Famjams RSU Agreement.

●

Mr. Friedman previously owned shares of Common Stock before the May 2019 Purchase. The source of funds for Mr. Friedman’s purchase of such shares, which was made at least one year prior to the date hereof, was the personal funds of Mr. Friedman.

●	Mr. Lalo and Mr. Friedman were each awarded restricted shares of Common Stock in connection with their appointment to the board of directors of the Issuer.

CUSIP No. 300487105	SCHEDULE 13D/A

Item 4. – Purpose of Transaction

Each Reporting Person acquired shares of Common Stock of the Issuer for investment purposes because each believes the purchase or acquisition of such shares or other equity represents an attractive investment opportunity.  In addition, pursuant to the May 2019 Purchase Agreement, Mr. Lalo and Mr. Friedman were each appointed to the Issuer’s board of directors.

Other than as described above, none of the Reporting Persons has any current plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	any material change in the present capitalization or dividend policy of the Issuer;

f.

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	any action similar to any of those enumerated above.

CUSIP No. 300487105	SCHEDULE 13D/A

Item 5.       Interest in Securities of the Issuer

(a)	The information contained on the cover page(s) of this Schedule 13D/A for the beneficial ownership of the Reporting Persons is incorporated herein by reference.

Direct Ownership

The aggregate number of the Common Stock and warrants directly owned by the Reporting Persons (with no consideration to any restrictions as a result of the Blocker Limitation (as defined below)) are as follows:

	Issued pursuant to June 2021 Exclusivity Agreements	Purchased pursuant to the August 2020 Public Offering	Purchased under the April 2020 Purchase Agreement			Purchased under the May 2019 Purchase Agreement		Granted pursuant to Board Appointment	Common Shares
Reporting Person	Restricted Stock Units(1)	Common Shares(2)	Common Shares(3)	Fully-Paid Warrants(3), (4)	Coverage Warrants(3), (5)	Common Shares	Warrants(6)	Restricted Stock Units (7)	Owned Prior to May 2019 Purchase Agreement	Total Shares Beneficially Owned
Invicta Media Investments, LLC	442,043	256,000	693,370	41,024	367,196	400,000	252,656	—	—	2,452,289
Famjams Trading LLC	147,347	—	—	—	—	—	—	—	—	147,347
Michael and Leah Friedman, jointly	—	—	653,348	73,674	367,196	180,000	84,218	—	70,000	1,428,436
Eyal Lalo	—	—	—	—	—	—	—	9,601	—	9,601
Michael Friedman	—	—	—	—	—	—	—	9,601	—	9,601
	589,390	256,000	1,346,718	114,698	734,394	580,000	336,874	19,202	70,000	3,977,274

(1)

Pursuant to the Invicta Exclusivity Agreement and the Invicta RSU Agreement, Invicta Media was issued 442,043 restricted stock units. Pursuant to the Famjams Exclusivity Agreement and the Famjams RSU Agreement, Famjams was issued 147,347 restricted stock units.

(2)	As part of the August 2020 Public Offering, Invicta Media purchased 256,000 shares of common stock. The Friedmans did not participate in the August 2020 Public Offering.

(3)

Pursuant to the April 2020 Purchase Agreement, Invicta Media and the Friedmans purchased an aggregate of 1,346,718 shares of Common Stock, 114,698 warrants (“Fully-Paid Warrants”) and 734,394 warrants (“Coverage Warrants”) with Invicta Media and the Friedmans purchasing 693,370 and 653,348 shares of Common Stock, respectively, Fully-Paid Warrants exercisable for 41,024 and 73,674 shares of Common Stock, respectively, and each purchasing Coverage Warrants exercisable for 367,196 shares of Common Stock, as indicated in the above table.

(4)

Pursuant to the terms of the April 2020 Purchase Agreement, Invicta Media and the Friedmans may not acquire shares of Common Stock if those shares of Common Stock would make the aggregate ownership of the group filing this Amendment greater than 19.999% (the “Blocker Limitation”). Pursuant to the Blocker Limitation, Invicta Media and the Friedmans were issued the Fully-Paid Warrants with an exercise price of $0.001 per share, a ten-year term and were exercisable upon issuance.

(5)

The Coverage Warrants issued pursuant to the April 2020 Purchase Agreement have an exercise price of $2.66 per share, a five-year term and are exercisable on the six month and one day anniversary of the issuance of such Coverage Warrant.

(6)	The warrants issued under the May 2019 Purchase Agreement have an exercise price of $15.00 per share, a five-year term and are currently exercisable.

(7)

Both Mr. Lalo and Mr. Friedman were granted 2,043 restricted stock units on May 2, 2019 and 7,558 restricted stock units on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units on July 12, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

Each Reporting Person disclaims beneficial ownership of the Common Stock held by each other Reporting Person.

CUSIP No. 300487105	SCHEDULE 13D/A

Percentage of Class Beneficially Owned

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person are as follows:

Reporting Person(1)	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Total Shares Beneficially Owned	Percentage of Class Beneficially Owned(2)

Invicta Media Investments, LLC	—		1,478,802	(3)	1,478,802	9.026%
Invicta Watch Company of America, Inc.	—		1,478,802	(3)	1,478,802	9.026%
Eyal Lalo	9,601	(4)	1,478,802	(3)	1,488,403	9.084%

Famjams Trading LLC	—		29,469	(5)	29,469	0.180%
Michael Friedman	9,601	(6)	1,006,491	(7)	1,016,092	6.202%
Leah Friedman	—		977,022	(8)	977,022	5.963%

Total Represented by this Schedule 13D/A					2,504,495	15.286%

(1)

Since the Blocker Limitation would prohibit (i) the Reporting Persons from exercising warrants and (ii) the outstanding restricted stock units from vesting, if such event would cause their combined beneficial ownership from exceeding 19.999% and the exercise of currently held warrants and/or the vesting of the outstanding restricted stock units would cause the Reporting Persons to reach the Blocker Limitation, this table excludes all warrants and unvested restricted stock units held by the Reporting Persons.

(2)

The percentage of the Common Stock beneficially owned is based on 16,384,402 shares of Common Stock outstanding, as of June 7, 2021, as provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on June 9, 2021.

(3)

Consists of: (i) 400,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement; (ii) 693,370 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement; (iii) 256,000 shares of Common Stock purchased pursuant to the August 2020 Public Offering; (iv) 41,024 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants; and (v) 88,408 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Invicta Exclusivity Agreement and the Invicta RSU Agreement.

This amount excludes: (i) 252,656 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement; and (iii) 353,635 restricted stock units issued pursuant to the Invicta Exclusivity Agreement and the Invicta RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025).

(4)

Consists of 2,043 restricted stock units awarded on May 2, 2019 and 7,558 restricted stock units awarded on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units on July 12, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(5)

Consists of 29,469 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Famjams Exclusivity Agreement and the Famjams RSU Agreement and excludes 117,878 restricted stock units issued pursuant to the Famjams Exclusivity Agreement and the Famjams RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025).

(6)

Consists of 2,043 restricted stock units awarded on May 2, 2019 and 7,558 restricted stock units on July 12, 2019 (with such amounts giving effect to the Issuer’s 10-for-1 reverse stock split on December 11, 2019). The grant of 2,043 restricted stock units on May 2, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2019 annual meeting, and the grant of 7,558 restricted stock units on July 12, 2019 fully vested on the date immediately preceding the date of the Issuer’s 2020 annual meeting.

(7)

Consists of: (i) 70,000 shares owned by the Friedmans prior to entering into the May 2019 Purchase Agreement; (ii) 180,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement; (iii) 653,348 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement; (iv) 73,674 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants; and (v) 29,469 shares of Common Stock issued pursuant to the vesting of restricted stock units issued pursuant to the Famjams Exclusivity Agreement and the Famjams RSU Agreement.

This amount excludes: (i) 84,218 warrants issued pursuant to the May 2019 Purchase Agreement; (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement; and (iii) 117,878 restricted stock units issued pursuant to the Famjams Exclusivity Agreement and the Famjams RSU Agreement (which will vest in four equal tranches on June 9, 2022, 2023, 2024 and 2025).

(8)

Consists of: (i) 70,000 shares owned by the Friedmans prior to entering into the May 2019 Purchase Agreement; (ii) 180,000 shares of Common Stock purchased pursuant to the May 2019 Purchase Agreement; (iii) 653,348 shares of Common Stock purchased pursuant to the April 2020 Purchase Agreement; and (iv) 73,674 shares of Common Stock issued pursuant to the exercise of Fully-Paid Warrants.

This amount excludes: (i) 84,218 warrants issued pursuant to the May 2019 Purchase Agreement and (ii) 367,196 warrants issued pursuant to the April 2020 Purchase Agreement.

(b)	The information contained on the cover page(s) of this Schedule 13D/A for the beneficial ownership of the Reporting Persons is incorporated herein by reference.

Invicta Watch, as the sole member of Invicta Media, and Mr. Lalo, as the controlling shareholder of Invicta Watch and the sole Manager of Invicta Media, may each be deemed to share the power to vote or direct the voting of and the power to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Invicta Media.  Invicta Watch and Mr. Lalo each disclaim beneficial ownership of the securities held by Invicta Media except to the extent of their respective pecuniary interests therein.

As joint owners of 977,022 shares of Common Stock, the Friedmans are deemed to share the power to vote or direct the voting of and share the power to dispose or direct the disposition of such shares. Further, Mr. Friedman, as the President and sole manager and member of Famjams, may be deemed to share the power to vote or direct the voting of and power to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by Famjams.

(c)	Not Applicable.

(d)

No person, other than the applicable Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

(e)	Not applicable.

CUSIP No. 300487105	SCHEDULE 13D/A

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 2, 3, 4 and 5 of this Schedule 13D/A is incorporated herein by reference.

Purchase Agreements

As stated above, Invicta Media and the Friedmans are each a party to the May 2019 Purchase Agreement and the April 2020 Purchase Agreement.  Pursuant to the terms of the April 2020 Purchase Agreement, Invicta Media and the Friedmans are subject to a standstill provision until May 2, 2022 as described therein.

The summary of the May 2019 Purchase Agreement and the April 2020 Purchase Agreement described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreements, which are incorporated herein by reference to Exhibits 99.1 and 99.2 of this Amendment.

Exclusivity Agreements

As stated above, Invicta Watch is a party to the Invicta Exclusivity Agreement and the Invicta RSU Agreement and Famjams is a party to the Famjams Exclusivity Agreement and the Famjams RSU Agreement. Pursuant to the terms of such agreements, Invicta Watch and Famjams may not sell, transfer or otherwise dispose of or pledge the restricted stock units until after such restricted stock units have vested and the underlying shares of Common Stock have been delivered. In addition, until May 2, 2023, Invicta Watch and Famjams are subject to a standstill provision as described therein and are required to vote all shares of Common Stock owned by them (and cause all shares of Common Stock owned by their affiliates and associates to be voted) in favor of all directors nominated by the Issuer’s board of directors for election and in accordance with all recommendations of the Issuer’s board of directors on any other proposals.

The summary of the Invicta Exclusivity Agreement, Famjams Exclusivity Agreement, Invicta RSU Agreement and Famjams RSU Agreement described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreements, which are incorporated herein by reference to Exhibits 99.3, 99.4, 99.5 and 99.6 of this Amendment.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of a Schedule 13D and any amendments thereto. A copy of such agreement is filed herewith as Exhibit 99.7 of this Amendment.

Item 7.       Material to be Filed as Exhibits

Exhibit 99.1

Common Stock and Warrant Purchase Agreement, dated May 2, 2019, by and among the Issuer, Invicta Media, the Friedmans and the other party named therein (incorporated herein by reference to Exhibit 99.1 of the Amendment No. 1 to the Initial Schedule 13D filed with the Securities and Exchange Commission on April 24, 2020 (File No. 005-41757)).

Exhibit 99.2

Common Stock and Warrant Purchase Agreement, dated April 14, 2020, by and among the Issuer, Invicta Media, the Friedmans and the other party named therein (incorporated herein by reference to Exhibit 99.2 of the Amendment No. 1 to the Initial Schedule 13D filed with the Securities and Exchange Commission on April 24, 2020 (File No. 005-41757)).

Exhibit 99.3

Confidential Vendor Exclusivity Agreement, dated June 9, 2021, by and between the Issuer and Invicta Watch (incorporated by reference to Exhibit 99.3 of the Amendment No. 3 to the Initial Schedule 13D filed with the Securities and Exchange Commission on June 23, 2021) (File No. 005-41757)).

Exhibit 99.4

Restricted Stock Unit Award Agreement, dated June 9, 2021, by and between the Issuer and Invicta Watch (incorporated by reference to Exhibit 99.4 of the Amendment No. 3 to the Initial Schedule 13D filed with the Securities and Exchange Commission on June 23, 2021) (File No. 005-41757)).

Exhibit 99.5

Confidential Vendor Exclusivity Agreement, dated June 9, 2021, by and between the Issuer and Famjams (incorporated by reference to Exhibit 99.5 of the Amendment No. 3 to the Initial Schedule 13D filed with the Securities and Exchange Commission on June 23, 2021) (File No. 005-41757)).

Exhibit 99.6

Restricted Stock Unit Award Agreement, dated June 9, 2021, by and between the Issuer and Famjams (incorporated by reference to Exhibit 99.6 of the Amendment No. 3 to the Initial Schedule 13D filed with the Securities and Exchange Commission on June 23, 2021) (File No. 005-41757)).

Exhibit 99.7

Joint Filing Agreement (incorporated by reference to Exhibit 99.7 of the Amendment No. 3 to the Initial Schedule 13D filed with the Securities and Exchange Commission on June 23, 2021) (File No. 005-41757)).

CUSIP No. 300487105	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

Invicta Media Investments, LLC

By:	/s/ Eyal Lalo
Name:	Eyal Lalo
Title:	Manager

Invicta Watch Company of America, Inc.

By:	/s/ Eyal Lalo
Name:	Eyal Lalo
Title:	Chief Executive Officer

/s/ Eyal Lalo
Eyal Lalo

Famjams Trading, LLC

By:	/s/ Michael Friedman
Name:	Michael Friedman
Title:	President and Sole Member and Manager

/s/ Michael Friedman
Michael Friedman

/s/ Leah Friedman
Leah Friedman